[Letterhead of Five Star Quality Care, Inc.]

October 6, 2005

VIA EDGAR

Ms. Nasreen Mohammed, Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street N.E.

Washington, D.C. 20549

RE:	Five Star Quality Care, Inc.
Form 10-K for the fiscal year ended December 31, 2004
Filed March 29, 2005
Form 10-Q for fiscal quarters ended March 31, 2005 and June 30, 2005
File No. 1-16817

Dear Ms. Mohammed:

The purpose of this letter is to respond to the letter of September 23, 2005 we received from Larry Spirgel. For your convenience, the original comments appear in bold text, followed by our responses.

Form 10-K for the fiscal year ending December 31, 2004

Continuing Care Contracts and Revenue Recognition, page F-8

You indicate in your response to comment 2 that a portion of the advance payments for continuing care contracts are refundable and considered due on demand. We believe you should apply the guidance in SFAS 78 in evaluating the appropriate classification of refundable advance payments. For any entrance fee refund obligations that by their terms may be voluntarily terminated by the resident, resulting in the obligation to pay a refund to the resident within twelve months of termination, the guidance contained in SFAS 78 requires classification of the refund obligation as a current liability. Additionally, in determining the portion of the entrance fee related liabilities that should be classified as current liabilities, you should include the entire amount of potential refund as of the balance sheet date presented regardless of the likelihood or probability that it will be called.

In your next filing on Form 10-Q, please reassess your accounting using the guidance of SFAS 78.

In our next filing on Form 10-Q we will reassess our accounting using the guidance of SFAS 78 in regards to the classification of entrance fee liabilities.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 796-8214 if you have any questions or require additional information.

Sincerely,

/s/ Bruce J. Mackey Jr.

Bruce J. Mackey Jr.

Treasurer & Chief Financial Officer